LEVY & DRONEY, P. C.
Pond View Corporate Center
74 Batterson Park Road
Farmington, CT 06032

RICHARD T. KEPPELMAN
Direct Dial: (860) 676-3132
Email: rkeppel@ldlaw.com

November 10, 2005

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

                RE: DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

                Following up on my telephone conversation yesterday with Tom Jones of your office, this is to confirm that the Company's auditors, Deloitte & Touche, LLP, have requested that the Company not respond to your comment letter of August 12, 2005 until the proposed form of response has been reviewed and approved by the Deloitte & Touche national office. Consecutive drafts of the proposed response have been furnished to Deloitte & Touche and we are expecting their approval in the very near future.

                My thanks in advance for your patience.

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman

RTK/ptl
cc: Tom Jones
      Gregory Witchel
      Jeffrey B. Aaronson